Issuer Free Writing Prospectus dated February 27, 2012

Filed Pursuant to Rule 433

Registration Statement No. 333-179736

This Free Writing Prospectus relates only to the securities described below and should be read together with the Preliminary Prospectus filed as part of the Registration Statement filed with the Securities and Exchange Commission on February 27, 2012 relating to these securities.

NEWS RELEASE

Student Transportation Inc. Announces C$75 Million Bought Deal Financing

— Public Offering of Common Shares in Canada and the U.S.

BARRIE, ONTARIO—(Marketwire - February 27, 2012) - Student Transportation Inc. (“STI” or the “Company”) (TSX:STB)(NASDAQ:STB) announced today that it has entered into an agreement, on a bought deal basis, to sell 10,950,000 common shares of STI (the “Common Shares”) at a price of C$6.85 per Common Share to raise gross proceeds of C$75 million. The transaction is being underwritten by a syndicate led by BMO Capital Markets. The Underwriters have the option to purchase up to an additional 15% of the offering at any time prior to 30 days following the closing date, to cover over-allotments, if any. Closing of the offering is expected to occur on or about March 19, 2012, and is subject to regulatory approvals.

The net proceeds of the offering will be used to repay debt and for general corporate purposes.

The Common Shares will be offered by way of short form prospectus in all of the provinces and territories in Canada and will be offered in the United States pursuant to a registration statement filed under the Canada/U.S. multi-jurisdictional disclosure system, and may also be offered on a private placement basis in certain jurisdictions outside Canada and the United States pursuant to applicable prospectus exemptions. A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but has not yet become effective. The securities may not be sold nor may offers to buy be accepted in the United States prior to the time the registration statement becomes effective. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Common Shares in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

A written prospectus relating to the offering may be obtained upon request in Canada by contacting BMO Capital Markets, Mississauga Distribution Centre C/O The Data Group of Companies, 80 Ambassador Drive, Mississauga, Ontario, L5T 2Y9 (tel: 905-696-8884 x4222), and in the United States by contacting BMO Capital Markets Corp. at 3 Times Square, 27th Floor, New York, NY 10036 (Attn. Equity Syndicate), or toll-free at 800-414-3627 or by email at bmoprospectus@bmo.com.

Profile

Founded in 1997, Student Transportation Inc. is North America’s third-largest and most progressive provider of school bus transportation services, operating more than 8,000 vehicles. Student Transportation’s family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

The Student Transportation Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=10886

Forward-Looking Statements

Certain statements in this news release are “forward-looking statements” within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI’s revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute

STI’s growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “should,” “plans” or “continue” or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

Contact: Investor Contacts:

Student Transportation Inc.

Patrick J. Walker

Executive Vice President and Chief Financial Officer

Keith P. Engelbert

Director of Investor Relations

(732) 280-4200

Email: invest@rideSTA.com

Website: www.rideSTBus.com

Student Transportation Inc.

Treasury Offering of Common Shares

Terms and Conditions

Issuer:	Student Transportation Inc. (the “Company”)

Issue:	Treasury offering of 10,950,000 common shares (“Common Shares”).

Issue Price:	C$6.85 per Common Share

Issue Amount:	C$75,007,500

Over-Allotment Option:	The Company has granted the Underwriters an option, exercisable at the Issue Price for a period of 30 days after the closing of the Offering, to purchase up to an additional 15% of the Issue.

Use of Proceeds:	The net proceeds of the offering will be used to repay debt and for general corporate purposes.

Cash Dividends:

Cash dividends are payable on a monthly basis on or about the 15th day of each month to shareholders of record on the last business day of the previous month. The first cash dividend to which purchasers of Common Shares under this offering will be eligible to participate will be for the month of March, expected to have a record date on or about March 30, 2012 and payment date on or about April 16, 2012.

Form of Offering:	Bought deal by way of short form prospectus to be filed in all provinces and territories of Canada. Public offering in the U.S. via MJDS.

Listing:

An application will be made to list the Common Shares on the Toronto Stock Exchange (“TSX”) and the NASDAQ Stock Market (the “NASDAQ”). The existing common shares are listed on the TSX and on the NASDAQ under the symbol “STB”.

Eligibility:	Eligible for RRSPs, RRIFs, RESPs, TFSAs, RDSPs and DPSPs.

Commission:	5.00%

Closing:	On or around March 19, 2012

The Common Shares may not be sold nor may offers to buy be accepted in the United States prior to the time the registration statement becomes effective. This term sheet shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Common Shares in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

The Company has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.

A written prospectus relating to the offering may also be obtained upon request in Canada by contacting BMO Capital Markets, Mississauga Distribution Centre C/O The Data Group of Companies, 80 Ambassador Drive, Mississauga, Ontario, L5T 2Y9 (tel: 905-696-8884 x4222), and in the United States by contacting BMO Capital Markets Corp. at 3 Times Square, 27th Floor, New York, NY 10036 (Attn. Equity Syndicate), or toll-free at 800-414-3627 or by email at bmoprospectus@bmo.com.